

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-3561

DIVISION OF
CORPORATION FINANCE

Mail Stop 3561

November 9, 2009

Mr. Zhi Jian Zeng
Asian Trends Media Holdings, Inc.
Suite 1902, 19th Floor
Tower II, Kodak House
Quarry Bay, Hong Kong

> **Re:** **Asian Trends Media Holdings, Inc. (f/k/a Clifford China Estates Inc.)**
> **Form 10-KSB for the year ended December 31, 2007**
> **Filed April 1, 2008**
> **File No. 0-52020**

Dear Mr. Zeng:

We issued comments to you on the above captioned filing on **August 19, 2009**. As of the date of this letter, these comments remain outstanding and unresolved. We expect you to contact us by **November 23, 2009** to provide a substantive response to these comments or to advise us why you are unable to respond and when you will be able to do so.

If you do not respond to the outstanding comments or contact us by **November 23, 2009**, we will, consistent with our obligations under the federal securities laws, decide how we will seek to resolve material outstanding comments and complete our review of your filings and your disclosure. Among other things, we may decide to release publicly, through the agency's EDGAR system, all correspondence, including this letter, relating to the review of your filings, consistent with the staff's decision to release publicly comment letters and response letters relating to disclosure filings it has reviewed. You can find more information about the staff's decision to release filing correspondence at http://www.sec.gov/news/press/2004-89.htm and http://www.sec.gov/news/press/2005-72.htm.

Please contact me at 202-551-3737 if you have any questions.

Sincerely,

Jennifer Thompson
Accounting Branch Chief

Mr. Zhi Jian Zeng
Asian Trends Media Holdings, Inc.
November 9, 2009
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